November 3, 2016

Via EDGAR

Mr. Lyn Shenk
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 8, 2016
File No. 001-36286

Dear Mr. Shenk:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), I am writing in response to the comments contained in the Staff’s comment letter dated November 2, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2016 (the “Form 10-K”). For convenience of the Staff’s review, set forth below are the comments contained in the Comment Letter (in bold) along with the supplemental responses of the Company.

Evaluation of Disclosure Controls and Procedures, Page 96

1.
Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and revise future filings to state management’s conclusion in regard to your disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Company Response:

The Company acknowledges the Staff’s comment and represents that for the year ended June 30, 2016, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by the Form 10-K, were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), were recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.   The Company respectfully informs the Staff that on November 3, 2016, the Company filed an amendment to the Form 10-K (the “Amended Form 10-K”) in response to comment 2 below and Item 9A. Controls and Procedures of the Amended Form 10-K states this conclusion. The Company respectfully advises the Staff that the Company’s future filings will state management’s conclusion in regard to disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibit 31.1 and Exhibit 31.2

2.
We note the Section 302 Certifications omit the portion of the introductory language in paragraph 4 and the sub-paragraph that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting. Please amend your filing with the revised certifications including this language. Refer to the last sentence of 246.13 of Commission’s Compliance and Discussion Interpretations on Regulation S-K for guidance on amending the filing. Since full financial statements are to be filed with the amendment, please also include revised Section 906 certifications in the amendment.

Company Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that on November 3, 2016, the Company filed the Amended Form 10-K to include the Section 302 certifications, as required pursuant to Item 601(b)(31) of Regulation S-K. In accordance with 246.13 of the Commission’s Compliance and Discussion Interpretations on Regulation S-K and the Staff’s comment, the Amended Form 10-K included Item 8. Financial Statements and Supplementary Data, Item 9A. Controls and Procedures and revised Section 906 certifications.

If the Staff has any questions on any of the information set forth herein, please contact me at (303) 749-8330. Thank you for your time and consideration. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Respectfully submitted,

/s/ Travis Mayer
Executive Vice President, Chief Financial Officer
and Treasurer
(Principal Financial Officer)

Cc: Lindsay Goszulak
Vice President, Accounting and Corporate Controller
(Principal Accounting Officer)